1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date January 23, 2009	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

OVERSEAS REGULATORY ANNOUNCEMENT

NOTICE TO CREDITORS IN RELATION TO

REPURCHASE OF H SHARES OF THE COMPANY

The 2007 annual general meeting and the class meeting of the holders of H shares and the class meeting of the holders of A shares (collectively the “Class Meetings”) were convened by Yanzhou Coal Mining Company Limited (the “Company”) on 27 June 2008 and 23 January 2009, respectively, pursuant to which a general mandate was granted to the board of directors of the Company (the “Board”) to repurchase H Shares of the Company not exceeding 10% of the aggregate nominal value of H Shares of the Company in issue as at the date of passing the resolution at the Class Meetings. Under the general mandate, the Board is authorized to repurchase H Shares of the Company during the authorized period and to determine the relevant matters in relation to the repurchase of H shares of the Company according to the needs and market conditions upon obtaining approvals from the relevant PRC regulatory authorities and complying with the relevant laws, regulations and the articles of association of the Company. Upon execution of the aforesaid repurchase, the Company will cancel the repurchased H shares, which will lead to a reduction in the registered capital of the Company. Accordingly, the Company publishes this announcement in compliance with the Company Law of the People’s Republic of China, the Articles of Association of the Company and other relevant regulations:

All creditors of the Company may submit a claim for creditors’ rights against the Company since publication of this announcement. Creditors may require the Company to repay debts or to provide guarantees by producing valid documents of creditors’ rights, evidence and identity documents within thirty days after receiving the written notice from the Company, or, in case of absence of the serving of such notice, within ninety days after publication of this announcement.

Method of claiming creditors’ rights:

To claim the aforesaid rights against the Company, creditors should produce originals and photocopies of contracts, agreements and other evidence which stand as the proof of the debtor creditor relationship with the Company for claiming creditors’ rights. A creditor who is a legal person shall produce the original and photocopy of the duplicate corporate business license, as well as the identity document of its legal representative; in case of claiming through proxy, the original of the power of attorney authorized by the legal representative as well as the original and photocopy of the valid identity document of the proxy shall also be produced. A creditor who is a natural person shall produce the original and photocopy of his/her valid identity document; in case of claiming through proxy, the original of the power of attorney as well as the original and photocopy of the valid identity document of the proxy shall also be produced.

1.	Creditors claiming by mail should dispatch their materials of creditors’ rights to the following address (date of claim will be determined by date of postal chop):

Postal address	: 298 South Fushan Road, Zoucheng, Shandong Province
For the attention of	: Mr. Bi Bo, Finance Department, Yanzhou Coal Mining Company Limited
Postal code	: 273500
Special reminder	: Please mark “Claim for Creditor’s Rights” on the cover of the mail.

2.	Creditors claiming by fax should fax their materials of creditors’ rights to the following fax number:

Fax number	: 0537-5937036
Special reminder	: Please mark “Claim for Creditor’s Rights” on the cover of the fax.
Contact telephone number	: 0537-5384231

By order of the Board of Directors of Yanzhou Coal Mining Company Limited Wang Xin Chairman of the Board

Zoucheng, Shandong Province, the PRC

23 January 2009

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310

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